UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Amendment No.2)*

Under the Securities Exchange Act of 1934

COLONY BANKCORP, INC.

(Name of Issuer)

Common Stock, par value $1.00 per share

(Titles of Class of Securities)

19623P101

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

 ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 19623P101	13G/A	Page 2 of 11

1	NAME OF REPORTING PERSON Fourthstone LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Missouri
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 969,338
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 969,338
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 969,338
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.49% (1)
12	TYPE OF REPORTING PERSON IA

(1)	Based on 17,641,123 shares of Common Stock (as defined below) of the Issuer (as defined below) outstanding as of November 9, 2022, based on the Issuer’s Form 10-Q filed with the SEC on November 10, 2022. Fourthstone LLC acquired the Issuer’s shares in the ordinary course of business as a registered investment adviser and not with the purpose nor with the effect of changing or influencing the control of the Issuer.

CUSIP No. 19623P101	13G/A	Page 3 of 11

1	NAME OF REPORTING PERSON Fourthstone Master Opportunity Fund Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 600,080
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 600,080
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 600,080
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.40% (2)
12	TYPE OF REPORTING PERSON OO

(2)	Based on 17,641,123 shares of Common Stock (as defined below) of the Issuer (as defined below) outstanding as of November 9, 2022, based on the Issuer’s Form 10-Q filed with the SEC on November 10, 2022. Fourthstone LLC acquired the Issuer’s shares in the ordinary course of business as a registered investment adviser and not with the purpose nor with the effect of changing or influencing the control of the Issuer.

CUSIP No. 19623P101	13G/A	Page 4 of 11

1	NAME OF REPORTING PERSON Fourthstone GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Missouri
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 326,395
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 326,395
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 326,395
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.85% (3)
12	TYPE OF REPORTING PERSON OO

(3)	Based on 17,641,123 shares of Common Stock (as defined below) of the Issuer (as defined below) outstanding as of November 9, 2022, based on the Issuer’s Form 10-Q filed with the SEC on November 10, 2022. Fourthstone GP LLC is the general partner of and may be deemed to beneficially own securities owned by, Fourthstone QP Opportunity Fund LP and Fourthstone Small-Cap Financials Fund LP.

CUSIP No. 19623P101	13G/A	Page 5 of 11

1	NAME OF REPORTING PERSON Fourthstone QP Opportunity Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 292,500
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 292,500
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 292,500
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.66% (4)
12	TYPE OF REPORTING PERSON PN

(4)	Based on 17,641,123 shares of Common Stock (as defined below) of the Issuer (as defined below) outstanding as of November 9, 2022, based on the Issuer’s Form 10-Q filed with the SEC on November 10, 2022.

CUSIP No. 19623P101	13G/A	Page 6 of 11

1	NAME OF REPORTING PERSON Fourthstone Small-Cap Financials Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 33,895
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 33,895
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,895
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.19% (5)
12	TYPE OF REPORTING PERSON PN

(5)	Based on 17,641,123 shares of Common Stock (as defined below) of the Issuer (as defined below) outstanding as of November 9, 2022, based on the Issuer’s Form 10-Q filed with the SEC on November 10, 2022.

CUSIP No. 19623P101	13G/A	Page 7 of 11

1	NAME OF REPORTING PERSON L. Phillip Stone, IV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 969,338
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 969,338
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 969,338
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.49% (6)
12	TYPE OF REPORTING PERSON IN

(6)	Based on 17,641,123 shares of Common Stock (as defined below) of the Issuer (as defined below) outstanding as of November 9, 2022, based on the Issuer’s Form 10-Q filed with the SEC on November 10, 2022. L. Phillip Stone, IV, is the Managing Member of Fourthstone LLC and Fourthstone GP and may be deemed to beneficially own securities owned by Fourthstone.

CUSIP No. 19623P101	13G/A	Page 8 of 11

Item 1(a).	Name of Issuer:

COLONY BANKCORP, INC. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

115 South Grant Street,
Fitzgerald, Georgia 31750

Item 2(a).	Name of Person Filing:

This Schedule 13G is being filed by Fourthstone LLC, a Missouri Limited Liability Company and Investment Adviser (“Fourthstone”). The persons reporting information on this Schedule 13G include, in addition to Fourthstone, a company incorporated in the Cayman Islands (“Fourthstone Master Opportunity Fund”), a Delaware Limited Partnership (“Fourthstone QP Opportunity”), a Delaware Limited Partnership (“Fourthstone Small-Cap Financials”), a Missouri Limited Liability Company (“Fourthstone GP,” General Partner of Fourthstone QP Opportunity and Fourthstone Small-Cap Financials), and L. Phillip Stone, IV, a citizen of the United States of America, who is the Managing Member of Fourthstone and Fourthstone GP (each, a “Reporting Person” and, together, the “Reporting Persons”).

Fourthstone directly holds 969,338 shares of Common Stock on behalf of its advisory clients. Each of the Reporting Persons listed in this filing certify the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that effect.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is as follows:

The registered office of Fourthstone LLC, Fourthstone Master Opportunity Fund Ltd., Fourthstone GP LLC, Fourthstone QP Opportunity Fund LP, Fourthstone Small-Cap Financials Fund LP is 575 Maryville Centre Drive, Suite 110, St. Louis, MO 63141.

Item 2(c).	Citizenship:

See response to Item 4 of each of the cover pages.

Item 2(d).	Titles of Classes of Securities:

Common Stock, par value $1.00 per share (“Common Stock”)

CUSIP No. 19623P101	13G/A	Page 9 of 11

Item 2(e).	CUSIP Number:

19623P101

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):
(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☒	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	☒	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (13 U.S.C. 1813).
(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3).
(j)	☐	Non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).
(k)	☐	Group in accordance with §240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ___________________
Item 4.	Ownership

(a)	Amount Beneficially Owned:

See responses to Item 9 on each cover page.

(b)	Percent of Class:

See responses to Item 11 on each cover page.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

CUSIP No. 19623P101	13G/A	Page 10 of 11

(ii)	Shared power to vote or to direct the vote: See responses to Item 6 on each cover page.
(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of: See responses to Item 8 on each cover page.
Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Each of the Reporting Persons listed in this filing certify the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that effect.

CUSIP No. 19623P101	13G/A	Page 11 of 11

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2023

Fourthstone LLC

By:	/s/ Amy M. Stone
Name:	Amy M. Stone
Title:	Chief Executive Officer

Fourthstone Master Opportunity Fund Ltd

By:	/s/ Amy M. Stone
Name:	Amy M. Stone
Title:	Chief Executive Officer

Fourthstone QP Opportunity Fund LP

Fourthstone Small-Cap Financials Fund LP

By:	Fourthstone GP LLC, the General Partner

By:	/s/ Amy M. Stone
Name:	Amy M. Stone
Title:	Chief Executive Officer